U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

SEC File No.:  0-18344                               CUSIP Number:  835 765 10 8
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                          NOTIFICATION OF LATE FILING

     [X] Form 10-KSB    [  ] Form 11-K    [  ] Form 20-F    [  ] Form 10-QSB


             For the fiscal year ended      December 31, 1996
                                      -------------------------------

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification related:

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:                Sooner Holdings, Inc.
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Former Name if Applicable:              N/A
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Address of Principal
Executive Office:        2680 W. I-40, Oklahoma City, OK  73108
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                       PART II -- RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         ------- (a)  The reasons described in reasonable  detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

  [X]    ------- (b)  The subject  annual report will  be filed on or before the fifteenth  calendar day following the prescribed due date;
                      or the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date;
                      and

         ------- (c)  The accountant's  statement  or other exhibit  required by
                      Rule 12b-25(c) has been attached, if applicable.
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                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, or 10-QSB or portion thereof could not be filed within the prescribed time period.

         The Registrant sold two subsidiaries and discontinued operations in another subsidiary in fiscal year 1996. The Company is attempting to procure certain financial information necessary for the completion of the audit examination by the Registrant's independent auditors, Arthur Andersen LLP, for the fiscal year ended December 31, 1996. This information could not be compiled timely or resolved without unreasonable effort and expense and for this reason, the Registrant's Form 10-KSB for the fiscal year ended December 31, 1996 could not be filed when due. The Registrant will file its Form 10-KSB prior to the 15 day time frame prescribed pursuant to 12b-25.


                          PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to notification:

       R. C. Cunningham II, CEO and President            (405) 236-8332
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                        (Name)                     (Area Code and Telephone No.)

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1983) during the preceding 12 months
      (or for such shorter period that the Registrant was required to file such reports) been filed? If answered No, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?   [ ] Yes   [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made;

        N/A

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                              PART V -- SIGNATURES


                             SOONER HOLDINGS, INC.
                             ---------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:     March 29, 1997
      ----------------------


                                      By:     /s/ R. C. Cunningham II
                                         ---------------------------------
                                              R. C. Cunningham II
                                              Chief Executive Officer



                                      By:   /s/ Lanny R. Lang
                                         ---------------------------------
                                              Lanny R. Lang
                                              Treasurer
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